Exhibit 99.5

PRESS RELEASE

New Gold Announces a 16% Increase in Production, 17% Decrease in Cash Cost in the Third Quarter 2009 and Enhanced Value for its El Morro Project

(All figures are in US dollars unless otherwise stated)

November 3, 2009 – VANCOUVER, BC – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX – NGD) today announced unaudited financial and operational results for the third quarter ended September 30, 2009. Gold production was 79,531 ounces in comparison to 68,801 ounces in the same quarter in 2008. Earnings from mine operations increased by 67% to $22.6 million from $13.5 million in the third quarter of 2008.

Q3 2009 Highlights

•	16% increase in gold sales to 77,645 ounces from 67,156 ounces in the corresponding quarter in 2008
•	17% decrease in total cash cost(1) per ounce sold, net of by-product sales, to $470 from $565 in the corresponding quarter of 2008
•	Cash and cash equivalents of $242.6 million at September 30, 2009
•	Recent El Morro announcement increased the market value of the project

“We are very pleased to report increased production and reduced cash cost in the third quarter, which demonstrates that we continue to deliver on our operational targets and we fully expect to continue on this trend going forward. The company has built tremendous momentum over the last six months and plans to continue to enhance value through assets such as El Morro and delivering on our growth strategy.” said Robert Gallagher, President and Chief Executive Officer.

Third Quarter Financial Review

In the third quarter 2009, earnings from mine operations were $22.6 million in comparison to $13.5 million in the third quarter of 2008. Third quarter net earnings were $4.1 million, or $0.01 per basic share, in comparison to a net loss of $148.9 million, or $0.70 per basic share, in the same period in 2008. The third quarter 2009 increase in net earnings is primarily due to: higher gold and silver production at Cerro San Pedro, initiation of production from the high copper grade Chesney ore body at Peak, the successful acquisition of the Mesquite mine which positively impacted earnings and a loss from discontinued operations of $166.9 million on the Amapari mine in the third quarter 2008.

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Third quarter gold sales improved by 16% to 77,645 ounces at an average realized gold price of $959 per ounce compared to 67,156 ounces at an average realized gold price of $870 per ounce in the corresponding quarter of 2008. The increase in gold sales in comparison to 2008 is mainly due to a significant increase in total tonnes of ore mined at Cerro San Pedro and from the successful acquisition of the Mesquite mine.

Total cash cost(1) per gold ounce sold, net of by-product sales, decreased by 17% in the third quarter to $470 from $565 in the third quarter of 2008. This was primarily due to a significant increase in silver revenues at Cerro San Pedro, an increase in copper revenues at Peak Mines and a favorable Australian dollar exchange rate versus the US dollar.

Cash flow from operations in the third quarter 2009 was $6.0 million compared to cash flow used by operations of $5.4 million for the same period in 2008. The 2009 increase is mainly attributable to increased gold production, a 10% increase in average realized gold price per ounce sold of $959 in comparison to $870 in the third quarter 2008 and increased by-product revenue. Consistent with New Gold’s mine plans, cash flow from operations should continue to move higher in the fourth quarter of 2009 as production continues to increase.

Nine Month Period

For the nine months ended September 30, 2009, earnings from mine operations were $48.9 million in comparison to $36.0 million in the same period in 2008. For the year to date 2009 period, the net loss was $186.7 million, or $0.67 per basic share, compared to a net loss of $143.8 million, or $1.14 per basic share, in the same period in 2008.

For the nine months ended September 30, 2009 gold sales were 185,932 ounces at an average realized gold price of $935 per ounce compared to 159,397 ounces at an average realized gold price of $915 per ounce in the corresponding period in 2008. The increase in gold sales in comparison to 2008 is mainly due to a 121% increase total tonnes of ore mined primarily from the acquisition of Mesquite and from ramping up Cerro San Pedro.

For the nine months ended September 30, 2009, total cash cost(1) per gold ounce sold, net of by-product sales, decreased by 19% to $460 from $568. The reduction in total cash cost(1) compared to the same period in 2008, is mainly due to: a significant increase in silver revenues at Cerro San Pedro and increased copper revenues at Peak Mines, which was partially offset by an unfavourable movement in the Australian dollar exchange rate.

For the nine months ended September 30, 2009, cash flow from operations increased by $18.9 million to $24.6 million from $5.7 million in the same period in 2008. The increase in cash flow from operations is mainly attributable to increased gold production and increased by-product revenues.

Operational Review

Mesquite

Gold sales at Mesquite for the third quarter totaled 27,594 ounces, compared to the quarterly record gold sales of 47,535 ounces in the corresponding quarter of 2008. For the nine months ended September 30, 2009, gold sales were 87,647 ounces compared to 80,255 ounces sold in the same period in 2008, which includes the first five months of production in 2009 and the full period in 2008 prior to New Gold ownership.  As the strip ratio has decreased during this period in comparison to 2008, Mesquite has been able to increase the tonnes processed by 3.0 million to 8.7 million tonnes, which will continue to positively impact production going forward.

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Total cash cost(1) per gold ounce sold in the third quarter of 2009 was $662 compared to $390 in the third quarter of 2008. Total cash cost(1) per gold ounce sold for the nine months ended September 30, 2009 was $624 compared to $503 in the same period last year. The total cash cost(1) increase during this period is mainly attributable to lower production and the following temporary items: use of a mining contractor to catch-up on waste stripping, fewer ounces of gold and more waste than modelled in the Rainbow 3 pit, increased cost associated with abnormal equipment maintenance and a one-time change-over from bias ply to radial tires for the entire haulage fleet. Additionally, Mesquite has increased cyanide and lime consumption to achieve optimum recovery. As outlined in the mine plan, production at Mesquite began ramping up in the month of September and is expected to continue on this trend in the fourth quarter, providing the highest production levels for the year.

Cerro San Pedro

Cerro San Pedro gold sales totaled 27,193 ounces for the third quarter compared to 26,070 ounces in the same quarter in 2008. For the nine months ended September 30, 2009, gold sales were 68,857 ounces compared to 64,182 ounces sold in the same period in 2008, which includes the first six months of production in 2008 prior to New Gold ownership. The increase in gold sales during the quarter was due to higher tonnes placed on the pad and increased recovery rate, partially offset by lower feed grade. Silver sales for the third quarter increased significantly to 382,278 ounces compared to 305,430 ounces sold in the third quarter of 2008. For the nine months ended September 30, 2009, silver sales were 1.2 million ounces compared to 0.8 million ounces sold in 2008, which includes the first six months of production in 2008 prior to New Gold ownership. The increase in silver production in the quarter is attributed to higher silver grades mined and the benefits of secondary leaching which commenced during the first half of 2009.

Total cash cost(1) per gold ounce sold, net of by-product sales, for the third quarter was $416 compared to $367 in the third quarter of 2008.  Total cash cost(1) per gold ounce sold, net of by-product sales, for the nine months ended September 30, 2009 was $394 compared to $370 in the same period last year. The increase in cash cost(1) is due to significantly higher tonnes moved and slightly higher consumable costs, which were partly offset by the depreciation in the Mexican peso versus the US dollar and higher silver revenues.

Peak Mines

Peak Mines’ gold sales in the third quarter totaled 22,858 ounces compared to 24,425 ounces in the same quarter of 2008. For the nine months ended September 30, 2009, gold sales totaled 61,653 ounces compared to 74,114 ounces sold in the same period of 2008. Copper sales increased by 119% during the third quarter 2009 to 3.8 million pounds from 1.7 million pounds in the same period in 2008. Gold sales were lower and copper sales higher in the third quarter 2009 in comparison to the same quarter in the prior year due to mining shifting to zones of higher copper grades and lower gold content, which was partially offset by higher gold recoveries. The mill feed was 8% lower and 42% higher in gold and copper grade, respectively.

Total cash cost(1) per gold ounce sold, net of by-product sales, for the third quarter was $302 compared to $560 in the same period of 2008.  Total cash cost(1) per gold ounce sold, net of by-product sales, for the nine months ended September 30, 2009 was $332 compared to $426 in the same period last year. The decrease in cash cost(1) is primarily due to higher copper revenues from increased copper sales, which was partly offset by an increase in the Australian dollar exchange rate versus the US dollar.

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New Afton Project Update

The development schedule for New Afton remains on budget and on schedule to commence production in the second half of 2012. During the third quarter of 2009, underground development crews advanced development by 453 metres compared to 424 metres during the second quarter of 2009. An underground development milestone was achieved in the third quarter with the breakthrough of the conveyor decline which creates a secondary access to the mine and facilitates improved equipment access.

Project spend during the third quarter at New Afton was $12.2 million (including $6.0 million of capitalized interest), which is mainly comprised of underground development. For the nine months ended September 30, 2009, the project spend was $51.4 million (including $15.8 million of capitalized interest). The New Afton development cost is expected to be funded internally from existing financial resources and operating cash flow.

Liquidity and Capital Resources

New Gold held cash and cash equivalents of $242.6 million as at September 30, 2009 in comparison to $141.1 million on June 30, 2009. The change in cash position is comprised mainly of the following items:

•	$107.2 million gross proceeds from bought deal public offering which closed September 11, 2009;
•	$6.0 million generated in operating cash flow for the quarter;
•	$3.1 million in repayment of long term debt; and
•	$12.2 million project spend at New Afton for the quarter, which includes capitalized interest

The company’s overall debt position is $265.2 million. The majority of the debt, which is comprised of the senior secured notes, is not due until 2017. On October 7, 2009, New Gold announced that it amended Mesquite’s term loan facility and made a prepayment of $15.0 million. The prepayment reduces the outstanding principal of the loan to $45.8 million from $60.8 million, which is now repayable by June 30, 2012 unless the company chooses to repay the loan early or the sweep mechanism comes into effect. New Gold has increased flexibility in considering its options with respect to the gold hedge program, a required condition precedent to the loan facility, that now extends two and half years beyond the revised term to December 31, 2014, the original term prior to prepayment. Approximately half of the program, or 165,000 ounces of gold, are hedged beyond June 30, 2012 and may be monetized at New Gold’s discretion.

Capital expenditures for the remaining three months of 2009 are expected to be approximately $34.2 million with $23.7 million (including capitalized interest) allocated to the continued development of New Afton, $9.2 million to Peak Mines, $1.1 million to the Cerro San Pedro Mine and $0.2 million to the Mesquite Mine.

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Third Quarter Results Overview

Third quarter and year to date results for 2009 and 2008 presented in the table below are for the period of ownership for the Mesquite and Cerro San Pedro mines, following the business combinations with Western Goldfields on June 1, 2009, and Metallica Resources Inc. and Peak Gold Ltd. on June 30, 2008, respectively.

	Q3-2009	Q3-2008	YTD 2009	YTD 2008
Production
Mesquite gold oz	29,012	-	38,053	-
Cerro San Pedro
gold oz	24,928	24,387	69,721	24,387
silver oz	342,633	282,055	1,184,110	282,055
Peak Mines
gold oz	25,591	26,662	68,601	72,875
copper m lbs	3.6	2.4	11.7	5.8
Amapari(2) gold oz	-	17,752	13,726	56,891
Total Production
Gold oz	79,531	68,801	190,101	154,153
Copper m lbs	3.6	2.4	11.7	5.8
Silver oz	342,633	282,055	1,184,110	282,055
Gold sales oz	77,645	67,156	185,932	159,397
Total cash cost/oz(1)	$470	$565	$460	$568

2009 Forecast Update

New Gold’s previously announced 2009 gold production guidance of 270,000 to 300,000 ounces and total cash cost(1) of $470 to $490 per ounce of gold sold, net of by-product sales, remains unchanged.

Value Enhancement

New Gold is working on enhancing value of key assets in its portfolio beyond the levels currently ascribed by the broader market. These assets include: the El Morro project with the recent announcement made by Barrick Gold Corporation (“Barrick”), the Amapari project, where New Gold completed a scoping study last April and several parties have shown interest in purchasing the asset, and the Asset Backed Notes, where the company may have the opportunity to sell the notes for additional cash if required, given that their trading value has been steadily  increasing, in line with the broader credit market, over the last year.

El Morro is a copper-gold project in Chile. New Gold has a 30% interest with project operator Xstrata Copper Chile S.A. (“Xstrata”), which owns the remaining 70%. On October 12, 2009, Barrick announced that it has entered into an agreement with Xstrata to acquire its 70% interest in the El Morro project for $465 million in cash. New Gold has the right of first refusal to purchase Xstrata’s 70% interest. The company is currently reviewing alternatives to maximize the value of its 30% stake, which would include but are not limited to the following options:

•	Exchange New Gold’s stake for a gold producing asset
•	Participate in the development of the asset with an experienced, gold-focused partner
•	Monetize New Gold’s stake

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New Gold’s share of the El Morro project represents annual estimated average production of 95,000 ounces of gold and 100 million pounds of copper over a 15 year mine life.

Robert Gallagher, President and Chief Executive Officer said, “As we look forward to the fourth quarter, we reiterate our guidance and remain focused on continued improvements at the Mesquite operation as we ramp-up production. We will continue to work towards unlocking value from assets such as El Morro, Amapari and the Asset Backed Notes which will further strengthen our financial position and contribute towards achieving our future production growth targets.”

Please click here to view the third quarter Financial Statements
Please click here to download the third quarter Management’s Discussion and Analysis

Conference Call-in Details

New Gold will hold a conference call and webcast on Wednesday, November 4th at 10:00am E.T. to discuss the 2009 third quarter results. Anyone may join the call by dialling toll free 1-888-789-9572 or 1-416-695-7806 to access the call from outside Canada or the U.S. - Passcode 4424442. You can listen to a recorded playback of the call after the event until December 17, 2009 by dialling 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S. Passcode 8373702.

A live and archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is an intermediate gold mining company with three operating assets; the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The company is expected to produce between 270,000 and 300,000 ounces of gold in 2009 for the period of ownership, growing to over 400,000 ounces in 2012. In addition, New Gold has a strong portfolio of mining, development and exploration assets in mining friendly jurisdictions.  For further information on the company, please visit www.newgold.com.

(1)  TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning under GAAP. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

(2)  AMAPARI
Please note as of September 30, 2009, the Amapari mine was classified as a discontinued operation and therefore all financial results for this mine has been presented separately from continuing operations for current and comparative periods. Prior year comparative figures have been reclassified to conform with current period presentation.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold’s anticipated synergies from the business combination with Western Goldfields Inc. may not be realized; there may be difficulties in integrating the operations and personnel of New Gold; significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com

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